

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

October 29, 2013

<u>Via E-Mail</u>
Mr. Kamyar Mofid
Chief Executive Officer and Director
Real Goods Solar, Inc.
833 West South Boulder Road
Louisville, CO 80027

> **Re: Real Goods Solar, Inc.
>   Pre-effective Amendment 1 to Registration Statement on Form S-4
>   Filed October 21, 2013
>   File No. 333-191065**

Dear Mr. Mofid:

We reviewed the filing and have the comments below.

<u>Material U.S. Federal Income Tax Consequences of the Merger, page 3; Material U.S.
Federal Income Tax Consequences of the Merger, page 72</u>

1. We note the "It is intended" language on page 3 and the overly broad "If following
the Merger" qualifications on pages 3 and 73. Revise to remove any uncertainty
about the U.S. federal income tax consequences of the merger. Note that we do not
object to qualifications about future facts or conduct if they are limited and
reasonable. For guidance you may wish to refer to Section III.C.3. of our Staff Legal
Bulletin No. 19 (CF) which is available on the Commission's website.

2. We note the "assumes" language in the last paragraph on page 73. The opinion may
not assume the tax consequence at issue. Rather, the opinion must opine on the
material tax issue, namely, whether the merger qualifies as a tax free reorganization
under Section 368(a) of the Internal Revenue Code. Please revise.

<u>Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 44</u>

<u>3. Estimate of Consideration Expected to be Transferred, page 44</u>

3. We have read your response to prior comment 16 and your updated disclosure. We
note that you continue to use an average share price to determine the value of stock to
be issued in this transaction. Please revise your purchase accounting disclosures and
adjustments to use the most recent share price at the time of your filing to determine
the value of the stock to be issued in this transaction. Given the recent volatility of

your stock, please also provide a more detailed explanation of how you determined that a potential 10% fluctuation in your price was appropriate. Refer to FRM 3250.1.f.

Real Goods Solar's Analysis, page 62

4. We note the statement in the last sentence that "shareholders are cautioned not to place undue, if any, reliance on the EBITDA projections." Please delete the words "if any."

Retention Bonuses, Transition Consulting Agreements and Employment Offers, page 69

5. Disclose the base salaries of the three executives under the employment offers. Additionally, summarize the EBITDA and revenue targets for the three executives' annual bonus opportunity if the merger closes before December 31, 2013. Consider presenting this information in bullet points or tabular format so that it is easier for shareholders to read and understand. We note the disclosures in exhibit 10.28.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via E-Mail
        Rikard D. Lundberg, Esq.
        Brownstein Hyatt Farber Schreck, LLP
        410 17th Street, Suite 2200
        Denver, CO 80202